                                                      --------------------------
                                                            OMB APPROVAL
                                                      --------------------------
                            UNITED STATES             OMB Number:      3235-0145
                  SECURITIES AND EXCHANGE COMMISSION  Expires:  October 31, 1997
                        WASHINGTON, D.C. 20549        Estimated average burden
                                                      hours per response...14.90
                             SCHEDULE 13D             --------------------------

               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO.      )*
                                       ------

                         Vicon Industries, Inc.
      -----------------------------------------------------------------
                           (Name of Issuer)

                     Common Stock, $.01 par value
      -----------------------------------------------------------------
                    (Title of Class of Securities)

                              0009258111
                     ----------------------------
                            (CUSIP Number)

Mr. Chu Chun                                 915 Hartford Turnpike
Trustee, International Industries, Inc.      Shrewsbury, MA 01545
Profit Sharing Plan                          (508) 842-0300
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                            Communications)

                               8/25/93
         -------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746(12-91)

                                 SCHEDULE 13D

----------------------------------             ---------------------------------
CUSIP NO. 0009258111                           PAGE   2   OF  4   PAGES
          ----------                                ------  ------
----------------------------------             ---------------------------------

________________________________________________________________________________
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      International Industries, Inc. Profit Sharing Plan   FIN # 04-3136728
________________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a) / /
                                                                        (b) /X/
________________________________________________________________________________
3   SEC USE ONLY


________________________________________________________________________________
4   SOURCE OF FUNDS*

      PF
________________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                      / /

________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION

      N/A
________________________________________________________________________________
               7    SOLE VOTING POWER
                      195,657
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING           195,657
   PERSON      _________________________________________________________________
    WITH       10   SHARED DISPOSITIVE POWER


________________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      195,657
________________________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES *                                                                / /

________________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.1%
________________________________________________________________________________
14  TYPE OF REPORTING PERSON *

      EP
________________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                             Page 3 of 4
                                             -----------

Item 1. Security and Issuer.
---------------------------

     Common Stock, $.01 par value
     Vicon Industries, Inc.
     525 Broad Hollow Road
     Melville, NY 11747

Item 2. Identity and Background.
-------------------------------

     (a)  Name:     International Industries, Inc. Profit Sharing
                    Plan

     (b)  Address:  915 Hartford Turnpike
                    Shrewsbury, MA 01545

     (c)  The Reporting Person is an employee benefit plan.

Item 3. Source and Amount of Funds or Other Consideration.
---------------------------------------------------------

     On various dates through January 25, 1996, the Reporting Person acquired ownership of 195,657 shares of the Issuer's securities. The purchases were made either directly by the Reporting Person or by International Industries, Inc. Pension Plan or International IMEX, Inc. Profit Sharing Plan, which were merged into the Reporting Person on September 27, 1995 and May 17, 1995, respectively. All purchases were made with funds of the purchasing entity at prices ranging from $1.25 to $2.125.

Item 4. Purpose of Transaction.
------------------------------

     The purpose of the acquisitions is investment.

Item 5. Interest in Securities of the Issuer.
--------------------------------------------

     (a) Aggregate number of shares which the Reporting Person beneficially owns: 195,657. Percentage of class: 7.1%. The sole trustee of the Reporting Person, Chu S. Chun, may be deemed to beneficially own 103,800 shares of the Issuer's securities in addition to the shares owned by the Reporting Person.

     (b) The Reporting Person, acting through its sole trustee, has the sole power to vote or direct the vote and dispose or direct the disposition of 195,657 shares of the Issuer's stock. The Reporting Person does not share the power to vote or direct the vote or dispose or direct the disposition of the 103,800 shares of the Issuer's securities which the sole trustee of the Reporting Person may be deemed to beneficially own, separate from the Reporting Person's shares.

     (c) Following are all transactions effected by the Reporting Person in the Issuer's securities in the last 60 days:

Date      No. of Shares      Price Per Share   How Purchased
----      -------------      ---------------   -------------

1/2/96       500               $1.1875           open market
1/2/96     1,300               $1.1875           open market
1/2/96     2,500                1.25             open market
1/2/96     1,500                1.25             open market
1/2/96     1,700                1.25             open market
1/25/96    9,000                1.375            private
                                                 purchase

     (d)       N/A

     (e)       N/A

Item 6. Contracts, Arrangements, Understandings or Relationships
----------------------------------------------------------------
With Respect to Securities of the Issuer.
----------------------------------------

     The Reporting Person has not entered into any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer other than documents creating and governing the trustee position under the Plans which do not specifically relate to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.
----------------------------------------

     N/A

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


------------------------           International Industries, Inc.
Date                               Profit Sharing Plan


                                   By:  /s/ Chu S. Chun
                                      ----------------------------
                                        Signature

                                        Chu S. Chun, Trustee
                                   -------------------------------
                                        Name and Title